Exhibit 99.4

STEVANATO GROUP S.P.A.

REPORT OF THE AUDIT COMMITTEE

TO THE SHAREHOLDERS

ON THE ACTIVITIES CARRIED OUT

IN THE FINANCIAL YEAR 2023

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Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2023

On May 28, 2021, following the approval of the by-laws (the “By-Laws”), Stevanato Group S.p.A. (the “Company” or “Stevanato”) adopted the one-tier system of corporate governance pursuant to articles 2409-sexiesdecies and subsequent of the Italian Civil Code (the “Civil Code”), which provides for the Company’s direction and internal control activities to be carried out, respectively, by the Board of Directors and by the Audit Committee (Comitato per il controllo sulla gestione; the “Committee”) established within the Board of Directors.

According to the provisions of law, the Committee shall supervise the adequacy of the Company’s organizational structure, the internal control system and the administrative and accounting system, as well as its suitability to present fairly the Company’s management facts, and perform the additional tasks entrusted to it by the Board of Directors, with particular regard to the relations with the audit firm in charge of the statutory audit (the “Audit Firm”).

Pursuant to the By-Laws, and following the listing of the Company’s ordinary shares on the New York Stock Exchange (“NYSE” and the “Listing”), the Committee shall also exercise the role of the “Audit Committee” pursuant to US laws and regulations and the NYSE Listing Rules applicable to the Company.

In accordance with such provisions, on June 16, 2021, the Board of Directors adopted the Committee’s charter (the “Charter”), which provides that the Committee shall carry out, inter alia, the supervision and control of (i) business processes and procedures, with particular regard to the internal control and market information processes and to the risk management policies adopted by the Company; (ii) the financial information provided by the Company; and (iii) the activity and independence of the Audit Firm. On January 26, 2023 the Audit Committee revised the Charter, confirming its content without modifications.

Special functions are also assigned to the Committee by the Charter and by the policy on transactions with related parties approved by the Board of Directors on July 2, 2021 (the “Related Parties Policy”), with regard to, inter alia, (i) the appointment and determination of the compensation to be granted to the Audit Firm, (ii) the design of the policy and procedures for employees’ reporting of objectionable facts (so-called “whistleblowing procedures”), and (iii) the approval of transactions to be entered into with related parties and of amendments to the Related Parties Policy. On May 6, 2022 the Audit Committee modified the Related Parties Policy and the updated version has been published on the Company website. On January 26, 2023 the Audit Committee revised the Related Parties Policy, confirming its content without modifications.

This report – prepared in accordance with the Italian law and submitted to the Shareholders’ Meeting convened for 22 May, 2024 – provides a brief description of the supervisory activities carried out by the Committee in the period from January 1, 2023 to December 31, 2023 (2023 financial year ending date) (the “Report”).

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1.	COMPOSITION AND MEETINGS OF THE COMMITTEE.

On May 28, 2021, the Board of Directors appointed as members of the Committee Mr. William Federici, Mr. Fabrizio Bonanni and Mr. Fabio Buttignon.

All of the Committee members meet the requirements of independence set out in Article 2399 of the Civil Code, as well as the additional independence and financial competence requirements set out by the US and NYSE regulatory provisions applicable to the Company.

In such respect, the Board of Directors determined that Mr. William Federici and Mr. Fabio Buttignon are both “audit committee financial experts” as defined by the SEC rules and meet the financial experience requirement set forth by the NYSE Listing Rules. Moreover, in accordance with article 2409-octiesdecies, paragraph 3, of the Civil Code, Mr. Fabio Buttignon is a certified accountant and, therefore, is enrolled with the Italian Registry of Statutory Auditors established at the Ministry of Economy and Finance pursuant to Legislative Decree no. 39/2010.

On July 1, 2021, the Committee appointed Mr. William Federici as Chairman.

On April 4, 2023 the Committee issued its second Report of the Audit Committee to the shareholders on the activities carried out in the Financial Year 2022.

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Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2023

In 2023, eight meetings of the Committee were held, attended by, in addition to the members of the Committee, the following persons: the Executive Chairman (Mr. Franco Stevanato), the Chief Executive Officer (Mr. Franco Moro), the Chief Financial Officer (Mr. Marco Dal Lago), the Chief Information Officer (Mr. Lorenzo Bendinelli), the General Counsel, Senior Vice President, Company Secretary (Mr. Douglas J. Bruno), the Senior Vice President Investor Relations (Ms. Lisa Miles), the Internal Auditor (Ms. Andrea Damian), the Group Planning and Control Director (Mr. Alessandro Gioga) then replaced by Senior Director, Group Planning & Control (Mr. Diego Benatti), the Consolidation and Administration Manager (Ms. Silvia Stella), the Treasury Manager (Mr. Giuliano Dalla Cia), the Tax Director (Mr. Marco Toniolo), the iDigital and IT Director (Mr. Nicola Gianese), the Regional AFC Americas (Mr. Alessandro Gioga after his move to America Region), the HR Internal Communication Coordinator / AFC Project Manager (Ms. Elisabeth Marin), the Legal Manager (Ms. Leila Petrelli), the Compliance Manager (Claudia Costa), as well as the auditors responsible for the auditing of the Company’s financial statements as appointed by the Audit Firm EY S.p.A. (Mr. Maurizio Rubinato and Mr. Giuseppe Giovinazzi) until the meeting held on May 3, 2023 and then the auditors responsible for the auditing of the Company’s financial statements as appointed at the Shareholder meeting of May 24, 2023, by the Audit Firm PricewaterhouseCoopers S.p.A. (Mr. Filippo Zagagnin and Mr. Scott Cunningam).

Below is attached a table with an indication of the number of meetings attended:

Partecipants	Number of meetings	Percentage of attendance

William Federici	8	100%

Fabrizio Bonanni	8	100%

Fabio Buttignon	8	100%

Executive Chairman	6	75%

CEO	7	87,5%

CFO	7	87,5%

CIO	1	12,5%

General Counsel, Senior Vice President, Company Secretary	7	87,5%

Investor Relations Senior Vice President	4	50%

Internal Auditor	8	100%

Group Planning and Control Director/ Senior Director, Group Planning & Control	3	37,5%

Consolidation and Reporting Manager	6	75%

Treasury Manager	2	25%

Tax Director	3	37,5%

iDigital and IT Director	1	12,5%

Regional AFC Americas	1	12,5%

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Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2023

HR Internal Communication Coordinator / AFC Project Manager	8	100%

Legal Manager	7	87,5%

Compliance Manager	1	12,5%

EY S.p.A.	4	50%

PwC S.p.A.	3	37,5%

The members of the Committee also took part in the following meetings of the Board of Directors (during the reporting period of this Report), as well as in the meetings of the other Committees of which they are members, namely:

- Mr. William Federici at nine (9) Board of Directors meetings, three (3) ESG Committee meetings and five (5) Business & Strategy Committee meetings; and

- Mr. Fabrizio Bonanni at nine (9) Board of Directors meetings, three (3) meetings of the Nominating & Corporate Governance Committee and five (5) meetings of the Business & Strategy Committee.

- Mr. Fabio Buttignon at eight (8) Board of Directors meetings.

2.	GENERAL OBSERVATIONS.

The Committee obtained adequate information on the activities carried out by the Company, on the general economic performance and the foreseeable development of its operations, as well as on the financially most significant transactions carried out by the Company in the financial year 2023, including those carried out through companies directly or indirectly controlled (these companies, together with the Company, the “Group”), by (i) participating in the meetings of the Board of Directors, (ii) periodically meeting the Company’s executive directors, the Chief Financial Officer and the other managers mentioned in the previous paragraph, the Audit Firm, and (iii) examining the documentation submitted to, or specifically requested, by the Committee.

3.	SUPERVISORY ACTIVITIES ON THE ADEQUACY OF THE ORGANISATIONAL STRUCTURE OF THE COMPANY AND OF THE GROUP.

In accordance with the provisions of article 2409-octiesdecies, paragraph 5, of the Civil Code, the Committee supervised, within its duties and responsibilities, the adequacy of the organizational structure of the Company.

Through a series of meetings with the Executive Chairman of the Company, the Chief Executive Officer, the Chief Financial Officer, the Chief Information Officer, the Group Planning and Control Director, the General Counsel, , the Consolidation and Reporting Manager, the Internal Audit Manager, the Committee carried out an assessment of the organizational structure of the Company and the Group, paying particular attention to the adequacy and effective functionality of the various operational and control functions and to the adequacy of risk management mechanisms.

Following the recent growth of the Company and, particularly, the Listing process, the organizational structure of the Company and the Group underwent significant changes, the implementation of which the Committee has constantly monitored.

Among the most significant changes in the Group’s organizational structure implemented in the financial year 2023, also considering the continuous implementation of the regional structure, we point out the following:

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Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2023

-	the appointment of the Chief Information Officer - a new role within the Group;

-	the appointment of the Chief HR Officer–a new role within the Group;

-	the reorganization of the Drug Delivery System function, and the appointment of the Vice President Business Line – a new role within the Group;

-	the appointment of the OPEX Director;

-	the appointment of the HSE Director;

-	the reorganization of the Engineering department with appointment of the Vice President Engineering Operation;

-	reconstitution of the compliance function with the appointment of the Compliance Manager.

The Company has also continued the reorganization based on a central corporate structure and 3 regions: EMEA, Americas, and APAC.

After implementation of the Americas Region then the EMEA Region and the APAC Region organization started.

In January 2023, the implementation of the EMEA Region started and there was the appointment of the Senior Vice President, EMEA, with (i) Regional Business, (ii) Regional Operations, (iii) Regional Quality, (iv) Regional HR and (v) Regional AFC, all functions reporting to the Senior Vice President, EMEA.

The establishment of the third region – the APAC Region – became effective in July 2023, led by Senior Vice President, APAC. On November 1, 2023 the Regional Business Director – Greater China has been appointed.

4.	SUPERVISORY ACTIVITIES ON THE ADEQUACY OF THE INTERNAL CONTROL AND RISK MANAGEMENT SYSTEM OF THE COMPANY AND THE GROUP.

4.1.	SUPERVISION OF THE ADEQUACY OF THE INTERNAL CONTROL SYSTEM.

Currently, the Company’s control structure consists of:

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controls operating at the group or subsidiary level, such as: definition of the delegated powers, the segregation of duties, formalization of internal policies relating to business processes and allocation to various employees of the access rights for the use of the information technology systems adopted in each Group company;

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controls operating at the process level, such as: internal procedures, operating rules, authorization flows, reconciliations, management reviews, etc. This category includes controls concerning operational processes relating to the financial reporting and the financial statements closing process, as well as controls carried out by specific business functions. From time to time, these controls may be qualified as:

-	preventive, i.e. intended to prevent unintentional errors or fraud that could result in significant errors that would have a significant impact on financial reporting (material misstatement); or

-	monitoring / investigative (detective), i.e. designed to verify that any errors or fraud have not occurred / have not been implemented; and

-	manual, if personally executed by an operator; or

-	automatic, if designed within the IT applications supporting business activities.

The Company’s internal control system comprises the following high-level roles:

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Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2023

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the governing body, which delegates responsibility and provides resources to management for achieving the objectives of the organization, maintains oversight of compliance with legal, regulatory, and ethical expectations, set the tone of the top and related culture promoting ethical behaviour and accountability, engages with stakeholders to monitor their interests and communicate transparently on the achievement of objectives;

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management level (first and second line roles) with the accountability for executing the controls identified to mitigate risks related to day-by-day activities included in the processes they are responsible. Moreover, the management is responsible for establishing and maintaining appropriate structures and processes for the management of operations and risks (including internal control), ensuring compliance with legal, regulatory, and ethical values. These functions, among others, include Compliance, Legal & Corporate Affairs, Quality, HSE & Sustainability)

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internal audit, which provides independent and objective assurance and advice to management and the governing body on the adequacy and effectiveness of governance and risk management (including internal control) to support the achievement of organizational objectives and to promote and facilitate continuous improvement, on the basis of a risk-based approach. Internal audit cooperates with external assurance providers, such as external auditors providing additional assurance in order to meet legislative and regulatory expectations to protect the interests of stakeholders.

The Committee monitored the adequacy and effectiveness of the internal control system through periodic meetings and discussions with the Chief Executive Officer, the Chief Financial Officer, the Internal Audit Manager, as well as the Audit Firm and the Management of AFC, IT and Legal areas.

Since the Company became a U.S. listed company, and therefore subject to the reporting requirements of the Sarbanes-Oxley Act, management has been working on the compliance of the internal control system over financial reporting. Activities have included, considering adequate priorities, the following areas: i) risk assessment and scoping activities aimed at identifying risks relevant for the Group; ii) formalization of risk and control matrices for the identified companies and processes, including the definition of Information Technology General Controls for the systems considered relevant for the disclosure of our financial statements; and iii) implementation of adequate monitoring activities, including testing activities to verify the effectiveness of the established internal control framework.

Effective as of December 31, 2023, the Company’s status as an Emerging Growth Company (ECG) ended considering that as of June 30, 2023, the Company had a non-affiliated public float of more $700m, though becoming a Large Accelerated Filer and losing the exemptions foreseen for EGC companies. Accordingly, the internal control system has been assessed regarding its effectiveness based on the criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The verification and testing activities based on the assessment carried out as of 31 December 2023 revealed several material weaknesses in the structure of the internal control system, mainly related to the awareness and experience of the control owners, the formalization and documentation of controls, the general information technology processes and controls and the segregation of duties.

In particular, the identified material weaknesses have been reported and discussed with the Audit Committee and disclosed in “ITEM 15 – CONTROLS AND PROCEDURES” at page 150 and following in the 20-F, filed on March 7, 2024.

The Audit Committee has not identified any other significant issues to report.

4.2.	SUPERVISORY ACTIVITIES ON THE ADEQUACY OF THE RISK MANAGEMENT SYSTEM.

Currently, the Company has in place a formalized risk management process with reference to the legal and financial risks. The Company’s overall risk management and control system has been enhanced and will be continuously improved as per the activities with regard to SOX projects.

Pending the definition of a more structured risk management system, the Committee has examined the most important operations carried out by the Group during the reporting period of this Report and assessed the risks associated with them and their management.

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Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2023

The Committee examined in particular:

I.

The impairment test on goodwill and other indefinite-life intangible assets carried out by the management, according to the principles established by the International Accounting Standard Board (IASB) in IAS 36 “Impairment of Assets”.

II.

The purchase of a land in Mexico which has been approved by the Committee according to the existing Related Parties Policy due to the fact that the Executive Chairman of Stevanato Group S.p.A. is also a member of the Board of Directors of the holding company of the Mexican seller;

III.

Interest Rate Risk Management Policy. The Committee members received and examined the policy, in which the objectives, strategies, roles, responsibilities and rules to be followed for the management of interest rate fluctuation risk are formalized. The Committee expressed a favorable opinion and recommended the policy approval to the Board of Directors.

IV.

Appointment of Supervisory Body pursuant to Legislative Decree no. 231/2001. The Committee members received an update regarding the expiration of the Supervisory Body and the proposal of renewal of the Supervisory Body in the same current composition for a period of one year, noting that a Group function dedicated to compliance topics had been reconstituted in 2023. The Committee expressed a favorable opinion and recommended the appointment of such Supervisory Body.

4.3.	SUPERVISION OF THE PROCESSES OF VERIFYING THE COMPLIANCE OF THE ACTIVITIES OF THE COMPANY AND THE GROUP WITH APPLICABLE REGULATIONS.

Compliance of the Company’s and the Group’s activities with applicable regulations is ensured by the controls carried out by the Compliance Manager, Internal Audit, Legal & Corporate Affairs functions indicated in paragraph 4.1 above as well as by the Supervisory Body (Organismo di Vigilanza) established pursuant to Italian Legislative Decree no. 231/2001.

It must be highlighted that the Company has adopted an organizational and management model aimed at preventing the commission of offences that may involve a liability of the Company pursuant to Legislative Decree no. 231/2001 (the “Model 231”). Model 231 consists of:

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a general section containing a description of the contents of Legislative Decree no. 231/2001, the system of attribution of powers adopted by the Company, the communication and training plans in place in respect to Model 231, the sanctions provided in case of commission of offences relevant for Legislative Decree no. 231/2001, and the principles of operation of the Supervisory Body;

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several special sections, one for each category of offences relevant for Legislative Decree no. 231/01, containing a description of such offences, of the business processes which are to be considered “sensitive” in relation to the risk that offences relevant for Legislative Decree no. 231/2001 are committed, and the general principles of conduct in relation to individual offences;

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two annexes containing a description of (i) the control protocols, provided for each “sensitive activity”, aimed at limiting the risk that offences relevant for Legislative Decree no. 231/2001 are committed, and (ii) the flow of information which must be provided to the Supervisory Body.

The crime-risk assessment process defined by Model 231 considers, for each type of crime provided for by the aforementioned Legislative Decree no. 231/2001, the business processes (so-called “sensitive activities”) in which there is a risk of commission of such offences. For each process, the model requires identification of the functions involved and among them the responsible one, an assessment of the crime-risk on the basis of criteria such as the probability and severity of the occurrence of the relevant offences and on the basis of the controls provided for the process considered. The identification and analysis of “sensitive activities” - which is carried out in event of substantial changes of both organizational and regulatory nature - implies the direct involvement of all managers and employees who, with reference to the specific process, have significant decision-making and management autonomy.

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Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2023

Model 231 also provides for a system of information flows and a planning of control activities allowing the Supervisory Body to promptly verify the state of effectiveness and implementation of Model 231 and the adequacy, over time, of the crime-risk assessment process.

During calendar year 2023, according to the Plan 2023, the Supervisory Body carried out several audit concerning the operation of Model 231, by interviewing the management of the Company directly involved on the topics investigated and by examination of documentation made available.

In-depth studies were carried out on the “risk-crime areas” pursuant to Legislative Decree no. 231/2001 identified by the Model 231 and focused on the following crimes:

-	IT crimes referred to in art. 25-bis of Legislative Decree no. 231/2001;

-	corporate and tax crimes referred to in articles. 25-ter and 25-quinquiesdecies of Legislative Decree no. 231/2001 taking as reference the results of the Internal Auditing Control Plan;

-	corporate crimes and those referring to the administrative-accounting area in relation to the sensitive activity of “treasury management”;

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corruption crimes referred to in articles. 25 and 25-ter, paragraph 1, letter. s-bis of Legislative Decree no. 231/2001 in relation to the sensitive process linked to “donations and other liberal donations”;

-	crimes relating to health and safety at work referred to in art. 25-septies of Legislative Decree no. 231/2001.

With reference to the information flows, the Supervisory Body sent to head of the relevant function the “Form for the periodic reporting of relevant events”, collecting relevant feedback. The feedback received from the Supervisory Body did not highlight any noteworthy reports.

With regard to further compliance control processes, it is pointed-out that, during 2023, the Company has revised the existing “Anti-Bribery”, “Insider Trading” and “Global Sanctions and Export Controls” policies.

In July 2021, the Company finalized a revision of the Group’s Code of Ethics, which was adapted to the standards required of companies listed on regulated markets, also taking into account the aforementioned policies.

5.	SUPERVISION OF THE ADMINISTRATIVE AND ACCOUNTING SYSTEM OF THE COMPANY AND OF THE GROUP - CONTROL OF THE COMPANY’S FINANCIAL INFORMATION.

The Committee reviewed, and assessed, in reliance on external and internal experts, including the Audit Firm, and the management of Stevanato Group, the adequacy of the financial information closing process and of the accounting-administrative system, and the reliability of the latter to fairly represent in all material respects the financial position and results of operations of Stevanato.

The Committee took also note of the opinions issued by the Company’s Chief Executive Officer and Chief Financial Officer with regard to the adequacy and effective application of the administrative and accounting procedures in the preparation of the financial statements and consolidated accounts for the financial year ended on December 31, 2023.

Moreover, the Committee reviewed the financial results for the first quarter 2023, the financial results for the second quarter of 2023 and the first half of 2023, the financial results for the third quarter of 2023, and the financial results for the fourth quarter of 2023 and entire financial year 2023, as well as the documentation relating to the publication of such results, including financial guidance. The documentation in question – prepared by the management and reviewed by the Audit Firm – was presented to the Committee by the Chief Financial Officer and the Consolidation and Reporting Manager. The Forms 6-K and 20-F filed with the SEC, consisting of the notes to the consolidated financial statements and the management discussion and analysis (MD&A), - respectively, reviewed or audited by the Audit Firm and reviewed by the Senior Vice President, General Counsel and Company Secretary - were also reviewed by the Committee.

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Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2023

The Committee reviewed also the press releases, commentary and presentations issued or made by the Senior Vice President Investor Relations and reviewed by the Senior Vice President, General Counsel and Company Secretary in order to assess their consistency with the Forms 6-K filed with the SEC.

Following their examination, also based on the on the controls carried out by, and on the discussions with, the Audit Firm, the external legal counsels, and the management of Stevanato, the Committee considered appropriate to recommend to the Board of Directors the approval of the results for (i) the first quarter of 2023; (ii) the second quarter of 2023 and the first half of 2023 (iii) the third quarter of 2023 and (iv) on the fourth quarter 2023and the full year 2023, and of the Forms 6-K and 20-F respectively, as well as the related press releases prepared commentary and presentations.

6.	AUDIT ACTIVITIES AND INDEPENDENCE OF THE EXTERNAL AUDITOR.

On May 24, 2023, the Ordinary Shareholders’ Meeting of the Company appointed PricewaterhouseCoopers S.p.A. as the Company’s External Auditor for the auditing of the Company’s and the consolidated Financial Statements, and the performance of the further tasks and activities relevant to Stevanato to be conducted by the External Auditor in compliance with Italian and US laws and regulations, for the financial years ending on December 31, 2023, December 31, 2024, and December 31, 2025, in accordance with the terms and conditions of the offer submitted by PricewaterhouseCoopers S.p.A. on February 7, 2023.

In particular, the mentioned offer envisaged an annual compensation amounting, as far as the Company alone is concerned, to: Euro for 591,000.00 the financial year 2023; Euro 595,000.00 for the financial year 2024; and Euro 621,000.00 for the financial year 2025, plus any applicable VAT and expenses.

Such compensation convers the auditing and verification activities that PricewaterhouseCoopers S.p.A. is required to carry out, pursuant to Sec. 404 of the Sarbanes-Oxley Act, on the internal controls over the financial reporting process for the consolidated financial statements with respect to different companies belonging to the Stevanato Group.

Following several exchanges with PricewaterhouseCoopers S.p.A., it seemed to be more appropriate, on grounds of relevance and in light of the companies within PwC’s network that actually carry out the above auditing and verification activities, that part of such costs are borne by the Stevanato’s subsidiaries to which they relate, instead of by Stevanato, without prejudice to the scope of the overall audit activities carried out to the benefit of the Stevanato Group.

Given the above, on December 11, 2023, PricewaterhouseCoopers S.p.A. submitted an offer to the Company to amend the terms and conditions of the current audit appointment.

This offer covers the performance of the following auditing activities for the financial years 2023, 2024 and 2025 to the benefit of Stevanato alone:

(i)	statutory audit of the financial statements of Stevanato (including periodic verification of regular bookkeeping, in accordance with Legislative Decree no. 39/2010);

(ii)	statutory audit of the consolidate financial statements of Stevanato Group;

(iii)	audit of the financial statements included in Form-20 prepared in accordance with the regulations issued by the SEC;

(iv)

audit of the internal controls over the consolidated financial reporting process of the Stevanato Group pursuant to section 404 of the Sarbanes-Oxley Act (the “SOX Services”), limited to the activities that will be carried out on Stevanato, Nuova Ompi S.r.l. and Spami S.r.l.;

(v)

review of the consolidated interim financial statements for the years 2023 (limited to the quarterly financial results as of 30 June 2023 and 30 September 2023), 2024 and 2025, in accordance with PCAOB AS 4105 Reviews of Interim Financial Information;

(vi)

with reference to financial year 2023, SOX Services limited to the audits to be carried out on SG Denmark and Ompi N.A. S de RL de CV, and to financial years 2023 and 2024, SOX Services limited to the audits to be carried

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Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2023

out on Balda C. Brewer Inc. and Ompi of America Inc., together with the full-scope audit with materiality threshold of the consolidation packages of the these subsidiaries.

Based on the offer submitted by PricewaterhouseCoopers S.p.A., the latter requests to be granted, in consideration for the performance of the auditing activities summarized above, an annual compensation amounting to Euro 538,000.00 for the financial year 2023, Euro 437,000.00 for the financial year 2024, and Euro 383,000.00 for the financial year 2025, plus VAT and other applicable expenses.

It is pointed out that other Group’s companies appointed audit firms belonging to the network of PricewaterhouseCoopers S.p.A. as their statutory auditors. In the financial year 2023, the Company did not appoint the Audit Firm or companies belonging to its network for the provision of non-audit services,

On February 10, 2023, the Audit Firm issued the required statement confirming its independence.

On April 9, 2024the Audit Committee issued the Substantiated proposal of the Audit Committee for the shareholders to resolve upon item 5 on the agenda for the Ordinary Shareholders’ Meeting of the Company: “Adjustment of the compensation granted to PricewaterhouseCoopers S.p.A. in relation to the auditing of the Company’s and consolidated financial statements, and the performance of the further tasks and activities to be conducted by the external auditor in compliance with Italian and US laws and regulations, for the financial years ending on December 31, 2023, December 31, 2024, and December 31, 2025; related resolutions.

The Audit Committee considered it advisable that Stevanato accepts the offer submitted by PricewaterhouseCoopers S.p.A. on December 11, 2023 for the following reasons:

-

the envisaged amendments to the terms and conditions of the appointment of PricewaterhouseCoopers S.p.A. referred to above are consistent with the scope of the audit and verification activities actually carried out by PricewaterhouseCoopers S.p.A. to the benefit of Stevanato alone;

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the compensation requested by PricewaterhouseCoopers S.p.A. in consideration for the auditing activities summarized above is adequate in light of the complexity of the activity to be carried out by the external auditor and of the relevant responsibilities, and in line with the market standards, based on the knowledge of the Audit Committee members.

In light of the foregoing, pursuant to Article 13 of the Italian Legislative Decree no. 39/2010, as resolved at the Audit Committee’s meeting of April 5, 2024, we submit to you, in relation to item 5 of the agenda of the shareholders’ meeting convened on May 22, 2024, the proposal to:

•

to amend the terms and conditions of the appointment granted to PricewaterhouseCoopers S.p.A. for the auditing of the Company’s financial statements and the consolidated financial statements, as well as the performance of the further tasks and activities to be conducted by the external auditor in compliance with Italian and US laws and regulations, for the financial years 2023, 2024 and 2025, by resolution of the Company’s Shareholders’ Meeting on May 24, 2023, as provided for by the offer submitted by PricewaterhouseCoopers S.p.A. on February 11, 2023;

•

to adjust the annual compensation granted to PricewaterhouseCoopers S.p.A. by resolution of the Company’s Shareholders’ Meeting on May 24, 2023, by granting to PricewaterhouseCoopers S.p.A., in consideration for the performance of the activities indicated above, an overall compensation amounting to Euro 538,000.00 for the financial year 2023, Euro 437,000.00 for the financial year 2024, and Euro 383,000.00 for the financial year 2025, plus VAT and expenses, as further detailed in the offer submitted by PricewaterhouseCoopers S.p.A. on December 11, 2023.

In light of the appointments of the Audit Firm and of the companies belonging to its network made by the Group and of the independence confirmation statement issued by the Audit Firm, the Committee did not find any critical issue in respect to the independence of the latter.

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Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2023

The Committee examined the activities carried out by the Auditor Firm and, in particular, the methods and the auditing approach used for the different significant areas of the financial statements and the audit plan and discussed with the Audit Firm the issues related to business risks and all topics connected to the Listing process.

The Committee was also informed of the audit procedures carried out by the Audit Firm in relation to the accounting system and to the fair presentation of the accounting records, from which no findings or anomalies arose.

7.	OMISSIONS AND OBJECTIONABLE FACTS - OPINIONS ISSUED.

During the reporting period of this Report, also based on the controls carried out by, and on the discussions with, the Audit Firm, the external legal counsels, and the management of Stevanato, the Committee found no violations of applicable laws or regulations, irregularities, omissions or other objectionable acts made by the Company, by other Group companies or their directors or employees to be reported to the shareholders’ meeting.

In the same period, the Committee was not notified or made aware, pursuant to article 2408 of the Civil Code or otherwise, of any complaints or reports from directors, shareholder, employees of the Company or the Group or third parties in relation to irregularities, omissions, or other objectionable facts.

No opinion required under legal, regulatory or market regulations and/or the Charter was issued by the Committee during the financial year 2023.

8.	SUPERVISION OF RELATED PARTY TRANSACTIONS.

In preparation for the Listing and with regard to the form F-1 to be filed with the SEC, the management performed an assessment to identify any potential parties related with the Group. The above-mentioned form - which include the Company’s identified related parties and of the significant transactions - was reviewed and verified by the Audit Firm and by the external legal counsel.

Moreover, during 2023, the Company’s management oversaw the transactions and the commercial relationships with third parties in order to detect any other potential related party. Such process was controlled also by the Audit Firm, to the extent required by its duties and responsibilities, to ensure the completeness of the monitoring activities performed by the management.

Information on the main related party transactions carried out in the financial year 2023, as well as a description of their characteristics and their effects on the financial position and results of Stevanato, were adequately disclosed and illustrated in the notes to the consolidated financial statements and to the financial statements of Stevanato for the financial year 2023 (as part of the note “Disclosure on transactions with related parties”), as well as in the report of the Directors for the same financial year.

During the reporting period of this Report, the Committee was not made aware of any further transactions with related parties, nor did it receive information in this regard from the Executive Directors, the CFO or other managers of the Company or the Group, or the Audit Firm.

April 9, 2024	On behalf of the Management Control Committee The Chairman – William Federici

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